UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FS KKR Capital Corp.
(Name of Subject Company)

FS KKR Capital Corp.
(Names of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

302635 206
(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS KKR Capital Corp.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen S. Sypherd General Counsel and Secretary FS KKR Capital Corp. 3025 JFK Boulevard, OFC 500 Philadelphia, PA 19104 (215) 495-1150	Eric S. Siegel, Esq. Clay Douglas, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by FS KKR Capital Corp. (the “Company”), a Maryland corporation, with the Securities and Exchange Commission (the “SEC”) on May 12, 2026, as amended by Amendment No. 1 filed with the SEC on May 22, 2026 and Amendment No. 2 filed with the SEC on June 2, 2026 (as amended, the “Schedule 14D-9”), relating to the tender offer by KKR Alternative Assets L.P. (the “Purchaser”), a Delaware limited partnership, to purchase up to $150,000,000 in aggregate amount of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price equal to $11.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (as amended or supplemented to date, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented to date, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on May 12, 2026, by the Purchaser (as amended or supplemented from time to time).

This Amendment is being filed because, based on information provided to the Company by the Purchaser, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on June 4, 2026, at 11:59 p.m., New York City time. Accordingly, the Antitrust Condition to the Offer has been satisfied, and the Company has been advised that the Purchaser is extending the Expiration Date of the Offer from 11:59 p.m., New York City time, on June 9, 2026 to 11:59 p.m., New York City time, on June 11, 2026.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEMS 1 THROUGH 8.

Items 1 through 8 of the Schedule 14D-9 are hereby amended as specifically set forth herein. This Amendment is being filed in part to update the Expiration Date of the Offer from 11:59 p.m., New York City time, on June 9, 2026 to 11:59 p.m., New York City time, on June 11, 2026. All references to the “Expiration Date” shall be deemed to refer to 11:59 p.m., New York City time, on June 11, 2026, unless the Offer is further extended by the Purchaser. The Company has also been advised by the Purchaser that the Offer to Purchase and the Letter of Transmittal have also been amended to reflect the Expiration Date as so amended.

ITEM 8. ADDITIONAL INFORMATION

Item 8. “Additional Information” of the Schedule 14D-9 is amended and supplemented by adding the following as the new first paragraph of such section:

“Based on information received from the Purchaser, the Depositary has advised the Purchaser that, as of 5:00 p.m., New York City time, on June 4, 2026, an aggregate of approximately 413,270 Shares were validly tendered and received, and not properly withdrawn, pursuant to the Offer.”

Item 8. “Additional Information—Regulatory Approvals” of the Schedule 14D-9 is amended and supplemented by adding the following to the end of the first paragraph of such sub-section:

“The Company has been advised by the Purchaser that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired, effective June 4, 2026, at 11:59 p.m., New York City time, and that the Offer is not subject to any clearances or authorizations required under the antitrust laws of any other jurisdiction. Accordingly, the Company has been advised by the Purchaser that the Antitrust Condition to the Offer has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS KKR Capital Corp.

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

Dated: June 5, 2026

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